                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Pittsburgh, Pennsylvania                       :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 2
Reston, Virginia                               :
                                               :
                                               :         TRANSACTIONS
                                               :        DURING PERIOD
                                               :
                                               :
                                               :        April 1, 1997
                                               :            through
                                               :        June  30, 1997
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:



     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May

Order") the Securities and Exchange Commission ("SEC") authorized (a) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG

International Corporation, ("CNGI"), (b) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding

Company Act ("the Act"), and (c) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit  support for the obligations of intermediate subsidiaries and

EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million.  The May Order reserved jurisdiction,

pending completion of the record, over (i) investments by CNG and

International, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-related businesses in foreign countries, and

(iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act,

among other things.



     By orders dated October 25 (HCAR No. 26595) and November 19, 1996 (HCAR

No. 26608), File No. 70-8759, the SEC respectively released jurisdiction over proposed investments of (1) up to $75 million in foreign gas pipeline projects located in Bolivia and Uruguay ("South American Pipeline Projects") and (2) up

to $75 million in three pipeline projects in Australia ("Australian Pipeline

Projects").



     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.



    To date, CNGI has made no investments in foreign EWGs or FUCOs except for its investment of approximately $3.7 million in The Latin America Energy and

Electricity Fund I, L.P. ("Fund")  --  which Fund has to date invested in two

FUCOs:  Empresa Distribuidora de Entre Rios, S.A. in Argentina and Luz del Sur

in Peru.

     No investments have been made in the South American Pipeline Projects.

CNGI made the following investments in the Australian Pipeline Projects during the period:



AUSTRALIAN PIPELINE PROJECTS:

     On December 19, 1996, CNGI and El Paso Energy Corporation ("El Paso")

became co-investors, along with others, in the Australian Pipeline Projects assets formerly held by Tenneco Energy.  CNGI and El Paso, through intermediate subsidiaries, each acquired a 30 percent interest in Epic Energy Pty. Ltd.

("Epic")  --  formed December 18, 1996, in Australia, to own, operate, maintain and manage the Australian Pipeline Projects' assets.  Four Australian investors, Allgas Energy, AMP Investments, Axion Funds Management and Hastings

Funds Management, each acquired a 10 percent interest in Epic.



     The Australian Pipeline Projects' assets are valued at more than $500 million in Australian dollars.  The assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper

Basin: (1) a 488-mile, 22-inch gas transmission system, from Moomba (the central supply point of the Cooper Basin) south to the city of Adelaide;  (2) a

44-mile, 6-inch gas transmission system, from Katnook to markets in South

Australia;  and (3) a recently completed, 470-mile, 16-inch gas transmission system from the Cooper/Eromonga Basin in Southwest Queensland to the city of

Wallumbilla, interconnecting with existing pipelines serving the Brisbane and

Gladstone markets.

     CNGI incorporated intermediate subsidiaries in the Cayman Islands and

Australia to secure its investment in the Australian Pipeline Projects.

Combined balance sheet and income statement for the quarter ending June 30,

1997 for CNGI  --  and its wholly-owned subsidiaries CNG Cayman One Ltd and CNG

Cayman Two Ltd, which together wholly own CNGI Australia Pty Ltd, which directly holds the 30% interest in Epic  --  are attached as Exhibits A.

     To date, no guarantees have been issued -- by or for the account of CNGI or any of its subsidiaries -- for any of the investments with nonaffiliates authorized and reported in this proceeding.



FINANCING

     At various times during the reporting period, CNGI has issued and sold shares of its common stock, par value $10,000 per share, to Consolidated for

$10,000 per share.  These transactions are as follows:



                                Date         Shares        Amount

              CNGI              4/7/97           5      $    50,000
                                4/24/97         20          200,000
                                5/8/97          20          200,000
                                5/19/97         11          110,000
                                5/29/97         10          100,000
                                6/10/97         10          100,000
                                             _____       __________
                                  TOTAL         76         $760,000

     The business of CNGI is to participate in selected projects in international markets as authorized by Commission order in this proceeding.

The proceeds of the above described transactions were used by CNGI in such business.

     Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.



                                     CONSOLIDATED NATURAL GAS COMPANY

                                     CNG INTERNATIONAL CORPORATION


                                     J. M. Hostetler
                                     Their Attorney

August 15, 1997

                                                                     EXHIBIT A

CNG International Corporation
Balance Sheet
June 30, 1997 (Unaudited) (1)
                                        CAYMAN      CAYMAN         CNGI
                             CNGI         1           2          AUSTRALIA
ELIMIN.         TOTALS
                            ______      ______      ______       _________
________         ______
Assets
______
Property, plant
& equipment
  Total Investment           628,714             0          0             0
0       628,714
  Less  Accum. Deprec.       (84,005)            0          0             0
0       (84,005)
Net property,
      plant & equipment      544,709             0          0             0
0       544,709
Cash                         227,298             0          0             0
0       227,298
Special deposits                 614             0          0             0
0           614
Accounts Receivable           10,067             0          0             0
0        10,067
Accts. Rec.-Assoc. Cos.        9,138         9,305        281           448
(19,172)            0
Investments in Subs.      38,731,500    38,344,000    387,500             0
(77,463,000)            0
Other Investments          3,651,171             0          0    38,614,914
0    42,266,085
Deferred Charges             324,652             0          0             0
0       324,652
Deferred Income Taxes         56,000     _________   ________    __________
__________        56,000
Total Assets              43,555,149    38,353,305    387,781    38,615,362
(77,482,172)    43,429,425
                         ===========    =========== ==========    =========
===========   ==========

                                                                    EXHIBIT A

                                      CAYMAN      CAYMAN       CNGI
                           CNGI         1           2        AUSTRALIA
ELIMINATIONS       TOTALS
                          ______      ______      ______     _________
___________       ______

Stockholders Equity
  & Liabilities
___________________
Capitalization
   Common stock        46,850,000     38,344,000    387,500     38,731,500
(77,463,000)    46,850,000
   Retain. earnings    (4,499,532)             0          0        (60,270)
0     (4,439,262)

     Total common
     stockholders
     equity            42,350,468     38,344,000    387,500     38,791,770
(77,463,000)    42,410,738
Long-term notes
   payable to parent
    company                     0              0          0              0
0              0
    Total capital.     42,350,460     38,344,000    387,500     38,791,770
(77,463,000)    42,410,738
Total curr. liabil.     1,008,635          9,305        281          9,138
(19,172)     1,008,187
Accum. Defer.
  Income Taxes             10,500              0          0              0
0         10,500
Total stockholder's
  equity and liabil.   43,369,603     38,353,305    387,781     38,800,908
(77,482,172)    43,429,425

                       ==========      =========    ========    ==========
============    ==========

(1) This balance sheet has not been audited by the Company's independent auditors.

                                                                      EXHIBIT A

CNG International Corporation
Income Statement
June 30, 1997 (Unaudited) (1)


                                                  CAYMAN   CAYMAN       CNGI
                                         CNGI       1        2        AUSTRALIA
ELIMIN.     TOTALS
                                        ______    ______   ______     _________
______      ______
Total operating revenues                159,904        0        0           0
0        159,904
Total operating expenses              1,853,683        0        0           0
0      1,853,683
                                      _________     ____     ____        ____
____     __________

Net Operating Income (loss)          (1,693,779)       0        0           0
0     (1,693,779)

Other income                           (128,106)       0        0      60,270
0        (67,836)
Other income deductions                 (29,635)       0        0           0
0        (29,635)
Interest charges                        (17,167)       0        0           0
0        (17,167)
                                       ________     ____     ____        ____
____      _________

    Net income (loss)                (1,868,687)       0        0      60,270
0     (1,808,417)
                                     ===========    ====     ====        ====
====       =========

(1) This income statement has not been audited by the Company's independent auditors.
